Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

December 19, 2017

Merger Integration Update: Off to a Strong Start

To the Capella Team: As the year draws to a close, I want to provide an update on planning for the Capella-Strayer merger. Highlights and milestones.

In November and early December, the integration planning team laid a strong foundation by assembling cross-functional teams, establishing clear roles for team members, and establishing processes to reach our goals. Below are some of the key milestones we’ve reached so far. Each of these items represents many, many hours of work by multiple teams, and I’d like to thank everyone who participated in these efforts.

•	Established the Integration Management Office. This cross-functional, Capella-Strayer group will coordinate the integration. Agreeing on its structure and membership is a major step toward a methodical, successful integration.

•	Completed our Department of Education filing. Capella University submitted the merger for Department of Education approval.

•	Completed our Higher Learning Commission filing. Capella University filed the required documents with the Higher Learning Commission, Capella’s accreditor, to initiate the merger approval process.

•	Completed our SEC filing. Capella and Strayer filed a Joint Proxy and Registration Statement with the Securities and Exchange Commission for approval of the merger by our respective shareholders.

•	Scheduled shareholder approval. On January 19, shareholders of Capella Education Company and Strayer Education Company will vote on the proposed merger.

Moving forward with confidence.

In my first integration update, I told you how impressed I was by the Strayer team and their commitment to their students—and how similar their organization feels to Capella. After working more closely with the Strayer team over the last couple of months, those impressions have been reinforced again and again. From the outset, the integration planning has been marked by a spirit of openness and collaboration on all sides. We have a lot of work to do, but we have the right team in place and a strong plan to get there.

What’s next?

Integration efforts will accelerate in January. While there are many details that simply haven’t been worked out yet – and I understand that that can be unsettling or even frustrating—we remain committed to communicating about the merger in the most timely and transparent way possible.

Questions? Let us know.

If you have specific questions about the integration, send them to MergerQA@share.capella.edu. We’ll do our best to address them in a future Q&A document or reach out to you directly to provide an answer.

Thank you for your commitment to Capella. Have a happy holiday season.

Sincerely,

Steve Polacek

Chief Financial Officer

Bcc: *Capella All *Faculty All

Forward Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Strayer and Capella. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between Strayer and Capella, including future financial and operating results; Strayer’s and Capella’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the acquisition that are not historical facts. Forward-looking statements are based on information currently available to Strayer and Capella and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between Strayer and Capella, these factors could include, but are not limited to: the risk that Strayer or Capella may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the post-secondary and proprietary education markets; unexpected changes relating to competitive factors in the post-secondary and proprietary education industries; the timing, success and market reception for Strayer and Capella’s new and existing educational services and related products; the possibility of new technologies outdating Strayer’s or Capella’s services or products; the outcomes of any litigation; continued support of Strayer’s or Capella’s services or products by influential educational professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with learners, suppliers, competitors, management and other employees; the ability to attract new learners and retain existing learners in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in Strayer’s and Capella’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Strayer’s or Capella’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither Strayer nor Capella undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Strayer share or Capella share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per Strayer share or Capella share, as applicable. Neither Strayer nor Capella gives any assurance (1) that either Strayer or Capella will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning Strayer, Capella, the proposed transaction, the combined company or other matters and attributable to Strayer or Capella or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Strayer and Capella or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between Strayer and Capella will be submitted to the respective stockholders of Strayer and Capella for their consideration. In connection with the proposed transaction between Strayer and Capella, Strayer filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Strayer and Capella and that also constitutes prospectus of Strayer. The registration statement was declared effective by the SEC on December 8, 2017. Strayer and Capella first mailed the joint proxy statement/prospectus to their respective stockholders on or about December 14, 2017. Strayer and Capella may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which Strayer or Capella may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT STRAYER, CAPELLA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about Strayer and Capella, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Strayer and Capella make available free of charge at www.capellaeducationcompany.com and www.strayereducation.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

Strayer, Capella, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Strayer and Capella in connection with the proposed transaction. Information about the directors and executive officers of Capella is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 23, 2017. Information about the directors and executive officers of Strayer is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus, as well as any other relevant materials to be filed with the SEC when they become available.